EXHIBIT 13.3










      SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

The consolidated financial statements of EMAP plc are prepared and presented under the historical cost convention in accordance with United Kingdom generally accepted accounting principles ("UK GAAP"). UK GAAP differs in certain significant respects from United States generally accepted accounting principles ("US GAAP"). Certain significant differences between UK GAAP and US GAAP as they relate to the financial statements of the Company are summarized below. Such summary should not be construed to be exhaustive. Given the inherent differences between UK GAAP and US GAAP, the financial statements presented under UK GAAP are not presented fairly, in all material respects under US GAAP. The Company has not quantified these differences, nor prepared consolidated financial statements under US GAAP, nor undertaken a reconciliation of UK GAAP and US GAAP financial statements. Had the Company undertaken any such qualification or preparation or reconciliation, other potentially significant accounting and disclosure differences may have come to their attention which are not identified below. Accordingly, the Company can provide no assurance that the identified differences in the summary below represent all the principal differences relating to the Company and the Group. Further, no attempt has been made to identify future differences between UK GAAP and US GAAP as the result of prescribed changes in accounting standards. Professional bodies that promulgate UK GAAP and US GAAP have significant projects that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between UK GAAP and US GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

Current assets and liabilities

Current assets under UK GAAP include amounts which fall due after more than one year. Under US GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year which would be reclassified to current liabilities under US GAAP.

Goodwill and other intangible assets

Prior to the Group's 30 September 1998 interim statement, under UK GAAP, the Group had written off directly to reserves the cost of goodwill which had arisen upon acquisitions. Goodwill has been calculated as the excess of cost over the tangible assets acquired and liabilities assumed on the basis of their fair value at the date of acquisition. Under UK GAAP, the cost of an acquisition should include a reasonable estimate of the fair value of contingent consideration, including consideration that is due based upon the achievement of specified earnings levels. Publishing rights, titles and exhibitions were capitalised, and reviewed annually for impairment in value. Subsequent to the Group's 31 March 1998 full year financial statements, UK GAAP was amended such that the adoption of the new Financial Reporting Standard (FRS) 10 "Goodwill and Intangible Assets" means that purchased goodwill and intangible assets are capitalised and


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amortised through the profit and loss account over a maximum period of 20 years, with retrospective application.

Under US GAAP, the cost of the investment should be assigned to tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair value at the date of acquisition. Additional consideration which is contingent on achieving specified earnings levels in future periods is not recognized as a liability at the time of the acquisition, and therefore is not included in the cost of the investment. When the contingency has been resolved, the acquirer records the fair value of the consideration issued as additional cost of the acquired company. Any excess of cost over the fair value of the net assets acquired would be capitalised and then amortised to profit and loss over their estimated lives, not exceeding 40 years, except where management consider that there has been a permanent diminution in the value of goodwill, whereupon this element of the goodwill is charged to profit and loss immediately. Identified intangible assets will be amortised to the profit and loss account over their estimated useful economic life which may not exceed forty years.

Under US GAAP deferred direct mail advertising costs are amortised over the period over which a benefit is expected. Under UK GAAP, these costs are expensed immediately.

Under US GAAP, costs associated with severance of employees and future operating expenses may in certain circumstances be accrued at the time that an acquisition is first recorded, and added to the cost of an acquisition and hence goodwill. Under UK GAAP, these costs must be charged to the post acquisition profit and loss account when they become payable.

Under US GAAP, purchase accounting rules permit the separate valuation of an acquiree's workforce. Under UK GAAP, only intangibles that are separable from the business may be valued as intangibles; consequently, it is customary for the valuation attributed to the workforce to be subsumed within goodwill. As the useful life of intangibles is assessed separately from goodwill, varying amortisation periods may result.

License Revenues

Under UK GAAP it is usual to defer a portion of revenue and recognise it over the term of the licensing agreements. Under US GAAP revenue may be recognised immediately in respect of licensing agreements where the licensor has no future obligations under the license agreement, and where there are no conditions remaining to be fulfilled over the period covered by the license agreement.

Reorganisation and restructuring costs

Included within restructuring costs are severance costs for employees. Under UK GAAP, these costs may be accrued if there is a reasonable basis for believing that a liability has been





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incurred, and management is committed to proceeding with the restructuring.

Under US GAAP, restructuring costs may be accrued if management has committed the enterprise to the plan of restructuring. Additionally, it would be expected that the restructuring plan would be carried out within a one year period. Under US GAAP, severance costs may be accrued if the following criteria are met: (i) a plan is in place and has been approved by management, (ii) a communication has been made to employees regarding the severance plan, (iii) the plan identifies the number of employees and their job functions and (iv) the termination will occur within one year.

Under UK GAAP, costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the reporting entity's operations are classified as exceptional items and shown separately on the face of the profit and loss account after operating profit and before interest. Under US GAAP, extraordinary items are events and transactions that are distinguishable by their unusual nature and by the infrequency of their occurrence. If they do not meet this criteria, exceptional costs as classified under UK GAAP would be included within operating profit.

Deferred taxation

Under UK GAAP, deferred taxation is only accounted for the extent that it is probable that a liability or asst will arise in the foreseeable future. The calculation of deferred taxation is based upon timing differences between taxable and accounting income. Under US GAAP, deferred taxation is accounted for on all timing differences, and a valuation allowance is established in respect of deferred taxation assets where it is more likely than not that some portion will not be realised. Additionally, for US GAAP purposes deferred taxes would be provided in respect of US GAAP adjustments to the book basis of assets and liabilities.

Pensions

In respect of defined benefit pension obligations, US GAAP requires the use of a discount rate which reflects current market conditions in determining the provision for pension benefits. UK GAAP permits the use of longer term discount rates. In addition to the difference in discount rates, the amortisation procedure under US GAAP applies a corridor approach for recognising gains and losses in the determination of periodic pension expense. Under UK GAAP, actuarial gains and losses are amortised normally over the expected remaining service lives without such corridor approach. Additionally, for UK funding and accounting purposes it is satisfactory to carry out actuarial valuation on a three year interval whereas annual valuations are required under US GAAP.

Dividends

Under UK GAAP, ordinary dividend proposed are provided for in the year in respect of which they are recommended by the Board of




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Directors. Under US GAAP, such dividends are provided for in the period they are declared by the Board of Directors.

Cash flow statements

The definition of "cash flows" differs between UK GAAP and US GAAP. Cash flows under UK GAAP represents increases or decreases in "cash", which is comprised of cash in hand and repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in "cash and cash equivalents", which include short term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

There are also certain differences in classification of items within the cash flow statement between UK GAAP and US GAAP. Under UK GAAP, cash flows are presented in the following categories: (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing. Under US GAAP cash flows are segregated into operating, investing and financing activities.

Cash flows from taxation, returns on investments and servicing of finance would be, with the exception of any interest paid but capitalised, included as operating activities under US GAAP. The payment of any dividends would be included under financing activities and any capitalised interest would be included under investing activities for US GAAP purposes. Additionally, under US GAAP cash flows from the purchase and sale of tangible fixed assets and the sale of debt and equity investments would be shown within investing activities.

Financial instruments

Under UK GAAP, gains and losses on hedges are deferred and recognised in income when they have crystallized. There are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet.

Under US GAAP, the applicable accounting practice for financial instruments depends on management's intention for their disposition and may require adjustments to their market or fair values. Under US GAAP, the following conditions must be met for an item to be accounted for as a hedge: (i) the item to be hedged must expose the company to price or interest rate risks;
(ii) it must be probable that the results of the futures contract will substantially offset the effects of price or interest rate changes on the hedged item; and (iii) the futures contract must be designated by management as a hedge of the item. For future contracts that are accounted for as a hedge of items reported at the lower of cost or market, gains and losses on futures contracts are deferred and recognised in Income when costs relating to the hedged item are recognised in income. Any unrealised gains and losses at the balance sheet date are disclosed in the accounts, along with applicable accounting policies, the end of the period





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fair value of the forward contract, and the face or contract or notional principal amount.

Joint Ventures

Under UK GAAP the Company has reflected its interest in joint ventures on the basis of proportional consolidation. Under US GAAP, investments in joint ventures are generally recorded as a single line in accordance with the principles of equity accounting.

Earnings per ordinary share

Under UK GAAP, a fully diluted calculation is provided only if materially dilutive (five per cent) in relation to the undiluted amount. Under US GAAP, the calculation of diluted earnings per share includes the effect of the assumed exercise of all dilutive potential common shares (e.g., outstanding share options and warrants as well as convertible debt) that were outstanding during the period, unless such exercise would prove to be antidilutive. Both basic and fully diluted earnings per share must be presented on the face of the income statement of public companies.

Compensation expense

Under UK GAAP, qualified Save As You Earn (SAYE) schemes which offer employees up to a 20% discount on stock prices do not result in compensation expense. Under US GAAP, if all other qualifications for a non compensatory plan are met, but the plan offers a discount on the stock price greater than 15%, the plan is considered compensatory, and compensation expense is recognised.

Under UK GAAP, no compensation expense is recognised upon the issuance of stock options if the exercise price for the option is equivalent to, or above, the market price of the stock on the date of issue. Under US GAAP, compensation expense is based upon the exercise price of the option in comparison to the market price of the stock on the measurement date. The measurement date is fixed only when both the number of shares to be issued and the exercise price are fixed.

Disclosures

In general, disclosures required under US GAAP are more extensive than those required under UK GAAP. For example, under US GAAP more detailed disclosures would be required with respect to pension expense (actuarial assumptions, components of pension expense, reconciliation of funded status), financial instruments (fair value, terms, gains recognised), taxes (details of the components of current and deferred income tax expenses and deferred tax items, including valuation allowances), and equity (a statement of changes in shareholders equity and associated rights).